United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Name of Issuer - XTRA Corp.

Title or Class of Securities - Common Stock

CUSIP Number - 984138107

Check the following box if a fee is being paid with this
statement [  ].

Cusip No. 984138107

Page 2 of 6 Pages

1.   Name of  Reporting  Person  (S.S.  or  I.R.S.  Identification  No. of above person)

     American Century Investment Management, Inc. - 44-0640487

2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     Delaware

5.   Sole voting power

     1,065,500

6.   Shared voting power

     0

7.   Sole dispositive power

     1,065,500

8.   Shared dispositive power

     0

9.   Aggregate amount beneficially owned by each reporting person

     1,065,500

10.  Check box if the aggregate amount in Row (9) excludes certain shares

     N/A

11.  Percent of class represented by amount in Row 9

     10.16%

12.  Type of reporting person*

     IA

Cusip No. 984138107

Page 3 of 6 Pages

1.   Name of  Reporting  Person  (S.S.  or  I.R.S.  Identification  No. of above person)

     American Century Capital Portfolios, Inc. - 43-1646043

2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     Maryland

5.   Sole voting power

     710,600

6.   Shared voting power

     0

7.   Sole dispositive power

     710,600

8.   Shared dispositive power

     0

9.   Aggregate amount beneficially owned by each reporting person

     710,600

10.  Check box if the aggregate amount in Row (9) excludes certain shares

     N/A

11.  Percent of class represented by amount in Row 9

     6.8%

12.  Type of reporting person*

     IV

SCHEDULE 13G

Item 1(a).   NAME OF ISSUER

     XTRA Corp.

Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

     200 Nyala Farms Rd.
     Westport, CT 06880-6267

Item 2(a).   NAME OF PERSONS FILING

     American Century Investment  Management,  Inc., on its behalf and on behalf of:

     American Century Capital Portfolios, Inc.

Item 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

     4500 Main Street
     P.O. Box 418210
     Kansas City, MO 64141-9210
     Attn:  David H. Reinmiller

Item 2(c).   CITIZENSHIP

     Delaware

Item 2(d).   TITLE OF CLASS OF SECURITIES

     Common Stock

Item 2(e).     CUSIP NO.

     984138107

Item 3.   IF THIS  STATEMENT  IS FILED  PURSUANT TO RULES  13d-1(b) OR 13d-2(b),
          CHECK WHETHER THE PERSON FILING IS A

     (g)  [ X ]   Registered Investment Adviser, in accordance with
               Rule 13d-1(b)(ii)(E) (Note:  See Item 7).

Item 4.   OWNERSHIP

     (a)  Aggregate amount beneficially owned:

          1,065,500

     (b)  Percent of class:

          10.16%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               1,065,500

          (ii) shared power to vote or to direct the vote:

               0

          (iii)sole power to dispose or to direct the disposition of:

               1,065,500

          (iv) shared power to dispose or to direct the disposition of:

               0

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this  statement  is being  filed to report  the fact that as of the date hereof the reporting  person has ceased to be the beneficial  owner of more than five percent of the class of securities, check the following [ ].

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

    American Century Investment Management, Inc. ("ACIM"), a registered investment adviser, manages, pursuant to management agreements, the investments of thirteen registered investment companies, American Century Mutual Funds,
Inc., American Century World Mutual Funds, Inc., American Century Capital
Portfolios, Inc., American Century Variable Portfolios, Inc., American Century
Premium Reserves, Inc., American Century Strategic Asset Allocations, Inc.,
American Century Municipal Trust, American Century Quantitative Equity Funds,
Inc., American Century International Bond Funds, Inc., American Century
Investment Trust, American Century Government Income Trust, American Century
Target Maturities Trust, and American Century California Tax-Free and Municipal
Funds, Inc., and manages, pursuant to sub-advisory agreements, the investments of eleven registered investment companies, American Skandia Trust, American
Skandia Advisor Funds, Inc., Style Select Series, Inc., Mainstay VP Series Fund,
Inc., Principal Investors Fund, Inc., North American Funds Variable Product
Series I, JP Morgan Investment Fund, MassMutual Institutional Funds, IDEX Mutual
Funds, AEGON/Transamerica Series Fund, Inc. and Montgomery Asset Management,
LLC. ACIM also manages the assets of institutional investor accounts. The securities that are the subject of this report are owned by and held for such investment companies and separate institutional investor accounts. Any dividends received from such securities, or the proceeds of any sale of such securities, are for the benefit of, and are held for such investment companies and separate institutional investor accounts.

     American Century Capital  Portfolios,  Inc. owned more than 5% of the class of securities which are the subject of this report.

Item 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     N/A

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     N/A

Item 9.   NOTICE OF DISSOLUTION OF GROUP

     N/A

Item 10.  CERTIFICATION

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred  to above  were  acquired  in the  ordinary  course of business  and were not acquired for the purpose of and do not have the effect of changing or  influencing  the control of the issuer of such  securities and were not acquired in connection  with or as a participant in any  transaction  having such purpose or effect.

SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

July 10, 2001                  AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.
     Date

                               By: /s/David H. Reinmiller

                                   David H. Reinmiller
                                   Chief Compliance Officer

EXHIBIT A

Rule 13d-1(f)(1)(iii) Agreement

     Each of the  undersigned  hereby  agrees and consents to the  execution and joint filing on its behalf by American Century  Investment  Management,  Inc. of this Schedule 13G respecting the  beneficial  ownership of the securities  which are the subject of this schedule at June 30, 2001.

     Dated this 10th day of July, 2001.

                                American Century Investment Management, Inc.

                                By: /s/David H. Reinmiller

                                    David H. Reinmiller
                                    Chief Compliance Officer

                                American Century Capital Portfolios, Inc.

                                By: /s/David H. Reinmiller

                                    David H. Reinmiller
                                    Vice President